Exhibit 21.1

Subsidiaries	Ownership
Bio Hi Tech America, LLC (Delaware limited liability Company)	100%

BioHiTech Europe Limited (A private company limited by shares registered in England and Wales)	100%

E.N.A Renewables LLC (Formerly Entsorga North America, LLC) (Delaware limited liability Company)	100%

Apple Valley Waste Conversions, LLC (Delaware limited liability Company)	31%